Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

JIADE LIMITED (the “Company,” “we,” “our,” or “us”) (Nasdaq: JDZG) is an exempted company with limited liability incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to investors. As an exempted company with no material operations of our own, we conduct all of our operations primarily through our subsidiaries in the People’s Republic of China (the “PRC”); namely, Shenzhen Kebiao Technology Co., Ltd., a limited liability company organized under the laws of the PRC (“Shenzhen Kebiao”), Sichuan Jiade Zhigao Technology Co., Ltd., a limited liability company organized under the laws of the PRC (“Jiade Zhigao”), Sichuan Kebiao Technology Co., Ltd., a PRC limited liability company (“Kebiao Technology”), Sichuan Jiazhi Taizhang Safety Technology Co., Ltd., a PRC limited liability company (“Jiazhi”) and Sichuan Kunyuan Safety Technology Services Co., Ltd., a PRC limited liability company (“Kunyuan”). Our PRC subsidiaries are companies that specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide spectrum of software platform and auxiliary solutions, to meet the evolving needs of their customers in the rapidly changing adult education industry, safety technology training for personnel engaged in five major categories of conventional special operations: (i) fusion welding and thermal cutting operations; (ii) work at height (scaffolding and erection operations); (iii) high-altitude installation, maintenance, and dismantling operations; (iv) high-voltage electrical work; and (v) low-voltage electrical work, online course services and sales of customized equipment.

Our one-stop comprehensive education supporting services are primarily offered through the Kebiao Technology Educational Administration Platform (the “KB Platform”), which facilitates streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and reduce human errors in data management. The KB Platform supports a broad range of functions, such as enrollment consultation, student information collection, enrollment status management, learning progress management, grade inquiry, and graduation management. As part of the one-stop comprehensive education supporting services, our PRC subsidiaries also provide auxiliary solutions to adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, our PRC subsidiaries offer pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, as well as assistance in the application process. They also provide offline tutoring, exam administration services, and guidance on graduation thesis preparation.

Our safety technology training services primarily offer initial training, refresher training, and certification renewal programs for these types of operations with both theoretical instruction and practical training components. After obtaining the required certificates issued by the Ministry of Emergency Management of China, personnel are required to complete refresher training every three years and certification renewal training every six years. As a result, our Group benefit from a high rate of repeat business, providing a recurring revenue stream.

Our online course revenue is primarily generated from the safety technology online learning courses developed by our PRC subsidiary, which are authorized for use on a third-party platform for which we charge service fees.

Our customized equipment is primarily designed for safety technology training and customized for the development of safety technology training examination sites.

Our PRC subsidiaries place a great premium on technology research and development. As of the date of this report, our PRC subsidiaries have acquired 36 software copyrights and eight copyright registration certificates since their incorporation in April 2020. In November 2022, Kebiao Technology was designated a High and New Technology Enterprise (“HNTE”) (No. GR202251000919) by Sichuan Provincial Department of Science and Technology, Sichuan Provincial Department of Finance, and Sichuan Provincial Tax Bureau of the State Taxation Administration. In December 2025, Kebiao Technology was approved to continue to be an HNTE until 2028. This certification is awarded to companies that have engaged in continuous research and development and technology commercialization leading to significant independent intellectual property rights within certain high-tech sectors.

For the six months ended June 30, 2025 and 2026, we had total revenue of approximately RMB9,384,000 and RMB8,274,000 (US$1,219,000), respectively. Our net loss was approximately RMB4,345,000 and RMB50,548,000 (US$7,450,000) for the six months ended June 30, 2025 and 2026, respectively. As of December 31, 2025 and June 30, 2026, we had cash of approximately RMB19,774,000 and RMB51,837,000 (US$7,640,000), respectively, and had working capital of approximately RMB66,163,000 and RMB75,779,000 (US$11,168,000), respectively. As of June 30, 2026, our PRC subsidiaries had collectively provided one-stop comprehensive education supporting services to over 17 adult education institutions and had collectively provided education supporting services to approximately 115,114 students, newly provided safety technology training services for approximately 21,834 individuals and online course services for approximately 138,473 individuals.

Factors Affecting Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

Relationships with Partner Education Institutions: Our revenue will depend significantly on our PRC subsidiaries’ ability to manage their relationships with partner education institutions. The success of our PRC subsidiaries’ business primarily depends on the number of students they serve. Therefore, their ability to continue to attract partner education institutions to purchase their services to serve students is critical to our PRC subsidiaries’ sustainable growth and continued success. This in turn depends on the reputation of our PRC subsidiaries and their ability to develop new offerings or adapt existing education supporting services to meet evolving market trends and student demands.

Competition in the Adult Education Supporting Service Industry: The adult education supporting service industry in the PRC is highly fragmented, with a large number of service providers throughout the country. Our PRC subsidiaries compete primarily with adult education supporting service providers in the PRC and new entrants to the market, and some of their competitors may have better access to market resources, lower cost structures, more advanced technologies or longer operating histories. If our PRC subsidiaries are unable to improve their service quality, diversify their product and service range, or manage their costs, they may not be able to compete effectively against their existing or new competitors, and their sustainability and growth opportunities may be limited, which will materially and adversely affect their revenue and profitability.

Changes in the rules and regulations governing our clients or potential clients could affect the demand for our services: A significant portion of our safety technology training services is provided under regulations that mandate specific safety training standards for employees, especially for special operation positions that require qualified certificates to work legally. Compliance with regulatory requirements for safety training impacts our operational continuity and financial performance. Failure to meet mandatory safety training standards set by local, national, or international regulatory bodies can result in significant fines, legal liabilities, operational shutdowns, and damage to our reputation. For example, non-compliance with occupational safety regulations may lead to penalties that increase operational costs, while a poor safety record can reduce customer trust and market competitiveness. Conversely, proactive compliance through comprehensive training not only avoids regulatory risks but also enhances our brand image, attracting more clients and improving long-term operational sustainability.

Results of Operations for the Six Months Ended June 30, 2026

The following is a summary of our result of operations for the six months ended June 30, 2025 and 2026, respectively.

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
REVENUE	9,383,590	8,274,218	1,219,469
Cost of revenue	5,708,984	5,733,766	845,053
GROSS PROFIT	3,674,606	2,540,452	374,416
OPERATING EXPENSES
Selling expenses	317,169	4,466,752	658,318
General and administrative expenses	7,490,194	48,848,922	7,199,440
Research and development expenses	873,959	1,547,422	228,062
Total operating expenses	8,681,322	54,863,096	8,085,820
LOSS FROM OPERATIONS	(5,006,716)	(52,322,644)	(7,711,404)
OTHER INCOME (EXPENSES)
Interest income	442	189	28
Interest expense	(109,609)	(279,730)	(41,227)
Other income, net	572,740	1,197,824	176,537
Total other income, net	463,573	918,283	135,338
LOSS BEFORE INCOME TAXES	(4,543,143)	(51,404,361)	(7,576,066)
INCOME TAXES BENEFIT	(197,766)	(856,578)	(126,244)
NET LOSS	(4,345,377)	(50,547,783)	(7,449,822)

Revenue

	For the six months ended June 30,
	2025		2026			Increase/(Decrease)
Revenue	RMB	%	RMB	US$	%	RMB	%
Adult education supporting services	5,671,628	60%	5,074,720	747,921	61%	(596,908)	(11)%
Safety technology training services	3,503,890	38%	2,290,080	337,516	28%	(1,213,810)	(35)%
Online course services	208,072	2%	66,081	9,740	1%	(141,991)	(68)%
Customized equipment	—	—%	843,337	124,292	10%	843,337	100%
Total revenue	9,383,590	100%	8,274,218	1,219,469	100%	(1,109,372)	(12)%

Our PRC subsidiaries generate revenue from providing adult education supporting services, safety technology training services, online course services and customized equipment. Our adult education supporting services primarily contain services through (i) software platform solutions, which facilitate streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post- graduation, and (ii) auxiliary solutions to students designated by adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Our safety technology training services are primarily offer initial training, refresher training, and certification renewal programs for these types of operations with both theoretical instruction and practical training components. Our online course revenue is primarily generated from the safety technology online learning courses developed by our PRC subsidiary, which authorize for use on third-party platform and charges services fee. Our customized equipment is primarily designed for safety technology training and customized for the development of safety technology training examination sites.

Total revenue decreased by approximately RMB1,109,000 (US$163,000), or 12%, to approximately RMB8,274,000 (US$1,219,000) for the six months ended June 30, 2026 from approximately RMB9,384,000 for the six months ended June 30, 2025. The decrease in revenue was mainly attributable to: (i) a decrease in revenue generated from adult education supporting services, amounting to approximately RMB597,000 (US$88,000), mainly due to the served students decreased from 52,919 students for the six months ended June 30, 2025 to 46,825 students for the six months ended June 30, 2026, mainly as a result of the fact that part of students graduated and the services completed in the fiscal year 2025 and fewer new students enrolled for the six months ended June 30, 2026; (ii) a decrease in revenue generated from safety technology training services, amounting to approximately RMB1,214,000 (US$179,000), mainly due to the decreased number of trainees served from 6,831 trainees for the six months ended June 30, 2025 to 5,536 trainees for the six months ended June 30, 2026; (iii) a decrease in revenue generated from online course services, amounting to approximately RMB142,000 (US$21,000), primarily attributable to intensified market competition resulting in lower service pricing; and (iv) partially offset by the new revenue generated from sales of customized equipment, amounting to approximately RMB843,000 (US$124,000), for the six months ended June 30, 2026.

Adult education supporting services

The following table sets forth the breakdown of our net revenue generated from adult education supporting services for the periods presented:

	For the six months ended June 30,
	2025		2026			Increase/(Decrease)
Revenue from adult education supporting services	RMB	%	RMB	US$	%	RMB	%
National Unified
Examination for College
Admissions for Adults	2,801,509	49%	2,406,888	354,731	47%	(394,621)	(14)%
Open University of China	1,907,311	34%	2,492,855	367,401	49%	585,544	31%
Self-taught Higher	—	—	—	—	—	—	—
Education Examinations	962,808	17%	174,977	25,789	4%	(787,831)	(82)%
Total	5,671,628	100%	5,074,720	747,921	100%	(596,908)	(11)%

Revenue from providing services related to National Unified Examination for College Admissions decreased by approximately RMB395,000 (US$58,000), or 14%, primarily due to (i) the decreased number of students served from 21,771 for the six months ended June 30, 2025 to 21,370 for the six months ended June 30, 2026, mainly as a decrease in the new enrolled students for the six months ended June 30, 2026, and (ii) the decrease in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB129 for the six months ended June 30, 2025 to RMB113 for the six months ended June 30, 2026. The reduction in the service price per student was mainly due to the increased number of graduating students we served, for whom we charged lower fees.

Revenue from providing services related to the Open University of China increased by approximately RMB586,000 (US$86,000), or 31%, primarily due to (i) an increase in the number of students served from 16,183 for the six months ended June 30, 2025 to 21,298 for the six months ended June 30, 2026, mainly as a result of the increased number of new enrolled students, and (ii) the average service price per student (for services related to the Open University of China) remained stable from RMB118 for the six months ended June 30, 2025 to RMB117 for the six months ended June 30, 2026.

Revenue from providing services related to Self-taught Higher Education Examinations decreased by approximately RMB788,000 (US$116,000), or 82%, primarily due to (i) the decreased number of students served from 14,965 for the six months ended June 30, 2025 to 4,157 for the six months ended June 30, 2026, mainly as a result of the increased number of graduated students we served in the fiscal year 2025, and (ii) the decrease in the average service price per student (for services related to Self-taught Higher Education Examinations) from RMB64 for the six months ended June 30, 2025 to RMB42 for the six months ended June 30, 2026. The reduction in the service price per student was mainly due to the increased number of graduating students we served, for whom we charged lower fees.

Safety technology training services

Revenue generated from safety technology training services covers initial training, refresher training, and certification renewal programs for relevant operations, encompassing both theoretical instruction and practical training components. Revenue from safety technology training services decreased by approximately RMB1,214,000 (US$179,000), from approximately RMB3,504,000 for the six months ended June 30, 2025 to approximately RMB2,290,000 (US$338,000) for the six months ended June 30, 2026. The decrease was mainly attributable to (i) a reduction in the number of trainees served from 6,831 for the six months ended June 30, 2025 to 5,536 for the six months ended June 30, 2026, and (ii) a decline in the average training price from approximately RMB513 to RMB414 (US$61) over the same period. The lower average training price was primarily a result of a reduction in initial training enrollments, as initial training commands a higher average price. The reduction in initial training enrollments reflects near-term policy adjustments applicable to weaker construction activity and slower recruitment of construction workers in the PRC during the period.

Online course services

Revenue generated from online course services related to the course services fee which was generated from the safety technology online learning courses developed by our PRC subsidiary then authorized for use on a third-party platform. Revenue generated from online course services decreased by approximately RMB142,000 (US$21,000), from approximately RMB208,000 for the six months ended June 30, 2025 to approximately RMB66,000 (US$10,000) for the six months ended June 30, 2026. The decrease was primarily attributable to intensified market competition resulting in lower service pricing.

Customized equipment

Revenue generated from sales of customized equipment related to safety technology training. The equipment is tailored to the examination of construction sites for safety technology training. For the six months ended June 30, 2026, we sold an aggregate of approximately RMB843,000 (US$124,000) to one customer.

Costs and expenses

Our costs and expenses consist of direct cost of revenue, selling expenses, general and administrative expenses, and research and development expenses.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025		2026			Increase/(Decrease)
cost of revenue	RMB	%	RMB	US$	%	RMB	%
Cost of services	4,762,385	84%	4,245,439	625,700	74%	(516,946)	(11)%
Employee benefit costs	938,683	16%	861,119	126,913	15%	(77,564)	(8)%
Others	7,916	—%	627,208	92,440	11%	619,292	>100%
Total cost of revenue	5,708,984	100%	5,733,766	845,053	100%	24,782	0.4%

Total cost of revenue remained stable from approximately RMB5,709,000 for the six months ended June 30, 2025 to approximately RMB5,734,000 (US$845,000) for the six months ended June 30, 2026.

Cost of services decreased by approximately RMB517,000 (US$76,000), or 11%, from approximately RMB4,762,000 for the six months ended June 30, 2025 to approximately RMB4,245,000 (US$626,000) for the six months ended June 30, 2026, primarily due to the decrease in outsourced training and examination services fees related to safety technology training services as a result of the decreased training services provided.

Employee benefit costs decreased by approximately RMB78,000 (US$11,000), or 8%, from approximately RMB939,000 for the six months ended June 30, 2025 to approximately RMB861,000 (US$127,000) for the six months ended June 30, 2026, primarily due to a reduction in headcount for staff engaged in our safety technology training services at our PRC subsidiaries, reflecting our staffing adjustments to match the impact of such near-term policy changes.

Other costs primarily consisted of procurement costs for customized equipment, short-term rental expenses for examination venues, business taxes and surcharges, and other miscellaneous expenses. Other costs increased mainly due to the increased procurement costs for customized equipment amounting to approximately RMB627,000 (US$92,000) for the six months ended June 30, 2026.

Selling expenses

	For the six months ended June 30,
	2025		2026			Increase/(Decrease)
Selling expenses	RMB	%	RMB	US$	%	RMB	%
Promotion fee	—	—%	4,190,721	617,636	94%	4,190,721	100%
Employee benefits	158,842	50%	171,777	25,317	4%	12,935	8%
Entertainment expenses	98,425	31%	45,132	6,652	1%	(53,293)	(54)%
Depreciation	52,890	17%	58,922	8,684	1%	6,032	11%
Others	7,012	2%	200	29	—%	(6,812)	(97)%
Total selling expenses	317,169	100%	4,466,752	658,318	100%	4,149,583	1,308%

Total selling expenses increased by approximately RMB4,150,000 (US$611,000), or 1,308%, to approximately RMB4,467,000 (US$658,000) for the six months ended June 30, 2026, compared to approximately RMB317,000 for the six months ended June 30, 2025. The increase in selling expenses was mainly due to promotion expenses of approximately RMB4,191,000 (US$618,000) incurred for the marketing of our services and platforms, partially offset by the decreased entertainment expenses.

General and administrative expenses

	For the six months ended June 30,
	2025		2026			Increase/(Decrease)
General and administrative expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	1,128,836	15%	33,984,887	5,008,752	70%	32,856,051	>100%
Consulting expenses	3,308,126	44%	11,562,307	1,704,073	23%	8,254,181	250%
Annual listing fee	506,508	7%	383,465	56,516	1%	(123,043)	(24)%
Property management expenses	108,063	1%	80,202	11,820	—%	(27,861)	(26)%
Rental expenses	486,034	6%	289,794	42,710	1%	(196,240)	(40)%
Depreciation	99,993	1%	815,466	120,185	2%	715,473	716%
Office expenses	91,863	1%	141,247	20,817	—%	49,384	54%
Travelling expenses	54,071	1%	75,390	11,111	—%	21,319	39%
Expected credit loss for accounts receivable	1,550,481	21%	1,430,109	210,772	3%	(120,372)	(8)%
Others	156,219	3%	86,055	12,684	—%	(70,164)	(45)%
Total general and administrative expenses	7,490,194	100%	48,848,922	7,199,440	100%	41,358,728	552%

Total general and administrative expenses increased by approximately RMB41,359,000 (US$6,096,000), or 552%, to approximately RMB48,849,000 (US$7,199,000) for the six months ended June 30, 2026 from approximately RMB7,490,000 for the six months ended June 30, 2025. As a percentage of revenue, general and administrative expenses were approximately 80% and 590% of our total revenue for the six months ended June 30, 2025 and 2026, respectively. The increase in total general and administrative expenses was primarily attributable to: (i) the share-based compensation expense of approximately RMB32,964,000 (US$4,858,000) recognized for the grant of Class B ordinary shares to JD LIYUAN LIMITED for Mr. Yuan Li’s services rendered to the Company pursuant to the 2026 Equity Incentive Plan, (ii) the increase in consulting expenses resulting from the increase in the professional service fees for legal, audit and other compliance services, and (iii) the increase in depreciation and office expenses related to the newly acquired assets, partially offset by the decreases in rental expenses, expected credit loss for accounts receivable and property management expenses.

Research and development expenses

	For the six months ended June 30,
	2025		2026			Increase/(Decrease)
Research and development expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	398,836	46%	360,474	53,127	23%	(38,362)	(10)%
Depreciation	379,796	43%	1,100,943	162,259	71%	721,147	190%
Office expenses	9,432	1%	3,654	539	—%	(5,778)	(61)%
Rental expenses	62,316	7%	60,054	8,851	4%	(2,262)	(4)%
Others	23,579	3%	22,297	3,286	1%	(1,282)	(5)%
Total research and development expenses	873,959	100%	1,547,422	228,062	100%	673,463	77%

Total research and development expenses increased by approximately RMB673,000 (US$99,000), or 77%, to approximately RMB1,547,000 (US$228,000) for the six months ended June 30, 2026 from approximately RMB874,000 for the six months ended June 30, 2025. The increase in total research and development expenses was primarily due to the increase in depreciation and amortization of approximately RMB721,000 (US$106,000) related to the newly acquired intangible assets, partially offset by a decrease in employee benefits of approximately RMB38,000.

As a percentage of revenue, research and development expenses were approximately 9% and 19% of our total revenue for the six months ended June 30, 2025 and 2026, respectively. Our PRC subsidiaries expect to continue to invest in research and development to maintain their competitive edge against other market participators.

Other income (expenses)

Our other income (expenses) primarily represented interest income, interest expenses, rent subsidies, tax relief, net loss on disposal of property and equipment and foreign exchange gain/loss. Other income increased by approximately RMB455,000 (US$67,000), or 98%, from approximately RMB464,000 for the six months ended June 30, 2025 to approximately RMB918,000 (US$135,000) for the six months ended June 30, 2026, primarily due to a foreign exchange gain of approximately RMB1,199,000 (US$177,000) for the six months ended June 30, 2026 compared to foreign exchange gain of approximately RMB579,000 for the six months ended June 30, 2025, and partially offset by an increase in interest expenses of approximately RMB170,000 (US$25,000) for the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

Loss before income taxes

Loss before income taxes was approximately RMB51,404,000 (US$7,576,000) for the six months ended June 30, 2026, an increase of approximately RMB46,861,000 (US$6,906,000) in loss as compared to approximately RMB4,543,000 for the six months ended June 30, 2025. The increase was primarily attributable to the share-based compensation expense and the increased operating expenses.

Benefit for income taxes

Our income taxes benefit was approximately RMB857,000 (US$126,000) for the six months ended June 30, 2026, compared to income taxes benefit of approximately RMB198,000 for the six months ended June 30, 2025. The increased income tax benefit was mainly due to the increased losses of our PRC subsidiaries.

Under the Enterprise Income Tax Law (“EIT Law”), domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022 and renewed the HNTE status on December 8, 2025, and is entitled to the reduced tax rate of 15% in 2025, 2026 and 2027.

According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB3 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao, Shenzhen Kebiao, Jiazhi and Kunyuan are eligible for the above preferential tax policies for small and micro enterprises in 2025 and 2026 and will continue to be eligible for such policies until 2027.

The following table reconciles the China statutory rates to our effective tax rate for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
Statutory rate in the PRC	25.0%	25.0%
Effect of the PRC preferential tax rate	(2.0)%	(0.9)%
Foreign tax rate differential	(19.3)%	(23.4)%
R&D additional deduction	2.7%	0.4%
Non-deductible expenses	3.2%	0.6%
Change in valuation allowance	(5.2)%	(0.0)%
Effective tax rate	4.4%	1.7%

Net loss

Our net loss was approximately RMB50,548,000 (US$7,450,000) for the six months ended June 30, 2026, an increase of approximately RMB46,202,000 (US$6,809,000) in loss from net loss of approximately RMB4,345,000 for the six months ended June 30, 2025. The increase in net loss was primarily due to the share-based compensation expense recognized for the grant of Class B ordinary shares and the higher operating expenses for the six months ended June 30, 2026, as discussed above under cost of revenue and operating expenses sections.

Liquidity and Capital Resources

The following table sets forth our current assets and current liabilities as of the dates indicated:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
CURRENT ASSETS:
Cash and cash equivalents	19,773,580	51,837,277	7,639,869
Accounts receivable, net	6,259,004	6,019,542	887,171
Deferred offering costs	228,213	—	—
Prepayment and other current assets	61,640,567	38,024,812	5,604,164
TOTAL CURRENT ASSETS	87,901,364	95,881,631	14,131,204
CURRENT LIABILITIES:
Bank loans	15,240,000	12,240,000	1,803,953
Accounts payable	—	2,941,374	433,505
Payroll payables	1,952,234	1,978,255	291,559
Other payables	2,050,459	33,120	4,881
Deferred revenue	40,942	625,320	92,161
Operating lease liabilities – current	482,275	554,406	81,709
Amounts due to related party	462,837	257,756	37,989
Taxes payable	1,509,134	1,472,760	217,058
TOTAL CURRENT LIABILITIES	21,737,881	20,102,991	2,962,815
WORKING CAPITAL	66,163,483	75,778,640	11,168,389

Accounts receivable, net

Our accounts receivable, net represent receivables from adult education institutions of comprehensive education supporting services. Billings to the customers are made generally on an annual basis over the contract term. Our accounts receivable balance decreased by approximately RMB239,000 (US$35,000) from approximately RMB6,259,000 as of December 31, 2025, to approximately RMB6,020,000 (US$887,000) as of June 30, 2026. These decreases were mainly because the accounts receivable as of December 31, 2025 had been partially collected as of June 30, 2026.

Prepayment and other current assets

Prepayment and other current assets consist of deposits, prepaid expenses and others. Our prepayment and other current assets decreased by approximately RMB23,616,000 (US$3,481,000) from approximately RMB61,641,000 as of December 31, 2025, to approximately RMB38,025,000 (US$5,604,000) as of June 30, 2026, mainly due to the decrease in prepayment for intangible assets of approximately RMB18,282,000 (US$2,694,000) as deposits paid for course content development were transferred to intangible assets upon completion, the settlement of other project investment of approximately RMB1,684,000 and the repayment of employee loans of approximately RMB855,000, partially offset by the increase in other receivables of approximately RMB1,070,000.

Loans

As of December 31, 2025 and June 30, 2026, we had total loans of approximately RMB16,240,000 and RMB13,230,000 (US$1,950,000), respectively. The following table sets forth the breakdown of our loans as of the dates indicated:

	Loan	Loan	Loan	Loan	Effective
As of June 30, 2026	commencement	maturity	amount in	amount in	interest
Short-term bank loans	date	date	RMB	USD	rate
Bank of China (a)	August 21, 2025	August 20, 2026	5,000,000	736,909	3.35%
Industrial and Commercial Bank of China (b)	March 23, 2026	March 22, 2027	3,740,000	551,208	3.00%
Agricultural Bank of China (c)	December 26, 2025	December 25, 2026	3,500,000	515,836	3.25%
Total short-term bank loans			12,240,000	1,803,953

Long-term bank loans
China Construction Bank (d)	March 21, 2025	March 21, 2028	990,000	145,908	3.05%

(a) On August 21, 2025, Kebiao Technology obtained an RMB5,000,000 unsecured loan from Bank of China for a term of twelve months, with Mr. Yuan Li as a co-borrower, at a fixed annual interest rate of 3.35% per annum. The loan was fully repaid on August 18, 2026.

(b) On March 23, 2026, Kebiao Technology obtained an RMB3,740,000 unsecured loan from Industrial and Commercial Bank of China for a term of twelve months, at a fixed annual interest rate of 3.00% per annum.

(c) On December 26, 2025, Kebiao Technology obtained an RMB3,500,000 loan from Agricultural Bank of China for a term of twelve months, with Mr. Yuan Li as the guarantor, at a fixed annual interest rate of 3.25% per annum.

(d) On March 21, 2025, Kebiao Technology obtained an RMB1,000,000 unsecured loan from China Construction Bank for a term of three years, with Mr. Yuan Li as a co-borrower, at a fixed interest rate of 3.05% per annum. Kebiao Technology repaid RMB10,000 of loan principal for the six months ended June 30, 2026, and the outstanding principal balance was RMB990,000 as of June 30, 2026.

Lease Liabilities

We recognized total lease liabilities of approximately RMB963,000 and RMB1,405,000 (US$207,000) as of December 31, 2025 and June 30, 2026, respectively. As compared with the balance as of December 31, 2025, our lease liabilities as of June 30, 2026 increased by approximately RMB442,000 (US$65,000) as our PRC subsidiaries signed new lease agreements.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by Period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Bank loans	16,240,000	15,240,000	1,000,000	—	—
Lease liabilities	963,116	482,275	480,841	—	—
Deferred revenue	40,942	40,942	—	—	—
Total	17,244,058	15,763,217	1,480,841	—	—

The following table sets forth our contractual obligations as of June 30, 2026:

	Payment due by Period
		Less than			More than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Bank loans	13,230,000	12,240,000	990,000	—	—
Lease liabilities	1,481,058	590,405	890,653	—	—
Deferred revenue	625,320	625,320	—	—	—
Total	15,336,378	13,455,725	1,880,653	—	—

Apart from what is shown above, we did not have any significant capital commitments, long-term obligations or guarantees as of December 31, 2025 and June 30, 2026.

Capital Expenditures

Our capital expenditures consist primarily of the purchase of fixed assets and intangible assets as strategic long-term investments to build out the Group’s vocational education and internal AI technology platform to support future product rollouts, new course development and targeted regional expansion. Our capital expenditures amounted to approximately RMB66,496,000 (US$9,800,000) for the six months ended June 30, 2026, primarily consisting of the purchase of intangible assets of approximately RMB66,328,000 (US$9,776,000) and property and equipment of approximately RMB168,000 (US$25,000).

We have historically funded our working capital needs primarily from cash generated from our operations, bank loans, advance payments from shareholders, and proceeds from shares offering. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for acquisitions, strategic partnerships, or other similar initiatives. If it is determined that the cash requirements exceed our amounts of cash on-hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash flows for the six months ended June 30, 2025 and 2026

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net cash used in operating activities	(5,133,238)	(9,069,368)	(1,336,660)
Net cash used in investing activities	(526,888)	(66,496,390)	(9,800,355)
Net cash provided by financing activities	9,644,071	107,645,831	15,865,033
Effect of foreign exchange rate on cash and cash equivalent	(38)	(16,376)	(2,414)
Net increase in cash and cash equivalent	3,983,907	32,063,697	4,725,604
Total cash and cash equivalent, beginning of period	3,918,146	19,773,580	2,914,265
Total cash and cash equivalent, end of period	7,902,053	51,837,277	7,639,869

Operating activities

Net cash used in operating activities was approximately RMB9,069,000 (US$1,337,000) for the six months ended June 30, 2026, compared to approximately RMB5,133,000 used in operating activities for the six months ended June 30, 2025. The change was primarily attributable to the following:

(i) net loss increased by approximately RMB46,202,000 (US$6,809,000) for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily due to the non-cash share-based compensation expense of approximately RMB32,964,000 (US$4,858,000) recognized for the grant of Class B ordinary shares;

(ii) accounts receivable increased by approximately RMB1,191,000 (US$175,000) for the six months ended June 30, 2026, compared to a decrease of approximately RMB592,000 for the six months ended June 30, 2025;

(iii) prepayment and other current assets decreased by approximately RMB5,340,000 (US$787,000) for the six months ended June 30, 2026, compared to an increase of approximately RMB2,400,000 for the six months ended June 30, 2025;

(iv) accounts and other payables increased by approximately RMB924,000 (US$136,000) for the six months ended June 30, 2026, compared to a decrease of approximately RMB392,000 for the six months ended June 30, 2025;

(v) payroll payables increased by approximately RMB26,000 (US$4,000) for the six months ended June 30, 2026, compared to an increase of approximately RMB363,000 for the six months ended June 30, 2025;

(vi) deferred revenue increased by approximately RMB584,000 (US$86,000) for the six months ended June 30, 2026, compared to a decrease of approximately RMB103,000 for the six months ended June 30, 2025;

(vii) changes in lease liabilities — operating lease decreased by approximately RMB252,000 (US$37,000) for the six months ended June 30, 2026, compared to a decrease of approximately RMB575,000 for the six months ended June 30, 2025; and

(viii) taxes payable decreased by approximately RMB36,000 (US$5,000) for the six months ended June 30, 2026, compared to a decrease of approximately RMB226,000 for the six months ended June 30, 2025.

Investing activities

Net cash used in investing activities was approximately RMB66,496,000 (US$9,800,000) for the six months ended June 30, 2026, compared to approximately RMB527,000 for the six months ended June 30, 2025. During the six months ended June 30, 2026, we spent approximately RMB168,000 (US$25,000) and approximately RMB66,328,000 (US$9,776,000) on the purchase of property and equipment and intangible assets, respectively. During the six months ended June 30, 2025, we spent approximately RMB30,000 and approximately RMB943,000 on the purchase of fixed assets and intangible assets, respectively.

Financing activities

Net cash provided by financing activities was approximately RMB107,646,000 (US$15,865,000) for the six months ended June 30, 2026, compared to approximately RMB9,644,000 for the six months ended June 30, 2025.

During the six months ended June 30, 2026, net cash provided by financing activities included (i) approximately RMB110,861,000 (US$16,339,000) in proceeds from issuance of ordinary shares, net of issuance costs, (ii) approximately RMB3,010,000 (US$444,000) in repayment of bank loans, and (iii) approximately RMB205,000 (US$30,000) in net repayments to related parties. During the six months ended June 30, 2025, net cash provided by financing activities included (i) approximately RMB7,740,000 in proceeds from bank loans, (ii) approximately RMB1,000,000 in repayment of loans, (iii) approximately RMB1,488,000 in deferred costs related to the IPO, and (iv) approximately RMB4,392,000 in net proceeds from related parties.

Off-Balance Sheet Arrangements

As of the date of this report, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us. The Group has performed an evaluation of subsequent events through to the date the unaudited condensed consolidated financial statements were issued, and determined that no events would have required adjustment to or disclosure in the unaudited condensed consolidated financial statements, except for the events mentioned below:

On August 12, 2026, Kebiao Technology obtained an RMB4,500,000 loan from Bank of China for a term of twenty-four months, at a fixed annual interest rate of 2.80% per annum.

Critical Accounting Policies, Judgements and Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two periods, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, goodwill, contingencies and realization of deferred tax assets. We consider an accounting estimate critical if: (i) it requires us to make assumptions because the information was not available at the time or it includes matters highly uncertain at the time we were making our estimate and (ii) changes in the estimate could have a material impact on our condensed financial condition or results of operations. We determined there were no critical accounting estimates.